NEWS RELEASE	TSX Venture Exchange Trading Symbol: BZA

AMERICAN BONANZA DRILLS 3.3 METRES GRADING 48 GRAMS PER TONNE
GOLD, AND MOBILIZES FOURTH DRILLING RIG TO COPPERSTONE

June 2, 2004 - AMERICAN BONANZA GOLD MINING CORP. (TSX Venture: BZA) (“Bonanza”) reports additional drill results from the current drilling programs, and reports the mobilization of a fourth drilling rig at the 100% owned Copperstone Project in Arizona. The drilling programs are designed to provide data for estimation of measured resources in and around the D-Zone and the C-Zone. Several exploration targets are also within the scope of current drilling programs.

D-Zone Underground Core Drilling

Underground core drilling continues at the D-Zone. Objectives of the program are conversion of known indicated and inferred resources into measured resources and reserves, and mine planning. A total of 36 holes have been drilled with a combined length of 3,253 metres. About 40 holes with a combined length of about 4,000 metres remain to be drilled in the program, which is about 50% complete and has a budget for the entire program of approximately US$1 million.

The most significant intercepts in the new assay results include a 3 metre zone grading 51 g/t gold in drill hole number CUDH-04-26, a 5 metre zone grading 25 g/t gold in drill hole number CUDH-04-32, and a 3 metre intercept grading 29 g/t gold in drill hole number CUDH-04-31.

As previously reported, these drill intercepts are oblique to the mineralized Copperstone fault; true thicknesses of the D-Zone range up to 7 metres thick. The following table is a summary of assay results for this group of underground holes from the D-Zone drilling program; all drill fans were drilled to the East and Northeast into the Copperstone Fault zone on approximately fifty-foot centres:

Hole ID	From – To (ft)	Intercept (ft)	Gold (opt)	Gold (g/t)	Copper (%)
CUDH-04-26	199-204	5	0.264	9.1	0.1
CUDH-04-26	341.1-354	10.8	1.493	51.2	0.7
including	345.5-349	3.5	2.979	102.1	.6
CUDH-04-27	Hole lost, and abandoned
CUDH-04-28	74-77.5	3.5	0.258	8.8	0.5
CUDH-04-29	105.6-121.6	16	0.381	13.1	<.1
including	105.6-109	3.4	1.08	37.0	<.1
CUDH-04-30	36.2-41.7	5.5	0.055	1.9	0.3
CUDH-04-31	104.9-123.9	19	0.242	8.3	0.9
including	121.2-123.9	2.7	0.975	33.4	2.7
CUDH-04-31	214-223	9	0.844	28.9	<.1
including	219-223	4	1.375	47.1	<.1
CUDH-04-31	254-272	18	0.233	8.0	<.1
CUDH-04-31	307-313	6	0.35	12.0	<.1
CUDH-04-32	514-529	15	0.74	25.4	0.6
including	519-522.5	3.5	2.438	83.6	0.8

Highwall Core Drilling Program

The High Wall drilling program is immediately to the north of the open pit, to the Southeast of the C-Zone and the D-Zone. Objectives of the program are confirmation of known indicated and inferred resources, conversion of those resources to measured resources and reserves, and expansion of the resource base north of the open pit. The program is approximately 15% complete with 15 drill holes drilled with a combined length of 4,361 metres.

The target of this drilling is high-grade gold mineralization known to exist in the base of the high wall of the open pit and extending to the north along strike of the Copperstone Fault. The first two holes from this program were reported previously with intercepts of 4 metres grading 27 g/t gold and 5 metres grading 49 g/t gold in CRD-04-01 and CRD-04-02, respectively.

Notable new results include CRD-04-08 which contains 3 metres grading 48 g/t gold including 2 metres grading 91 g/t gold, and CRD-04-07 with 8 metres grading 12 g/t gold, including 1 metre grading 53 g/t gold. This table shows the new assay results from the Highwall core drilling program:

Hole ID	Dip (o)	From - To (ft)	Intercept (ft)	Gold (opt)	Gold (g/t)	Copper (%)
CRD-04-03	-76	756-800	44	0.05	1.7	0.4
CRD-04-04	-90	560-565	5	0.04	1.4	<.1
CRD-04-05	-90	813.5-819	5.5	0.145	5.0	0.1
CRD-04-06	-80	801-806	5	0.052	1.8	<.1
CRD-04-07	-71	731.5-757.5	26	0.354	12.1	0.8
including		735.5-743.5	4	1.556	53.1	2.4
CRD-04-08	-64	410-420	10	1.4	48.0	<.1
including		415-420	5	2.669	91.5	<.1
CRD-04-08		733-739	6	0.052	1.8	0.2

Cross sections and plan maps for these drill holes are available on the Company’s website at: www.americanbonanza.com in the Copperstone map gallery. These intervals are drilled nearly perpendicular to the targeted structure; these intervals are all near true thickness intervals. This drilling will continue throughout the summer and will move toward the B zone, the C zone and D zone as drilling progresses, and will approach 30,000 metres in about 100 drill holes at a total cost of US$4 million by completion of the program.

Footwall Core Drilling Program

An additional core drilling rig has mobilized and has commenced drilling the Footwall target to follow-up on a potential new discovery drilled at the end of last year. The objective of this drilling program is to expand the Copperstone resource by exploring for new gold zones not included in any current resource estimates. The drilling program is over half complete; 17 holes have been drilled, with a combined length of 2,720 metres. About 8 holes remain in the follow-up program; total budgeted costs for the entire drilling program are about USD$400,000.

The recently arrived drilling rig has drilled 4 holes, and no new assay results are currently available. As previously announced, a visibly altered fault was encountered by most of the previous drill holes, and most of the drill holes contained low to high grade gold mineralization. The best intercept from this drilling was encountered in the westernmost, most up-dip, drill hole. Drill hole number 10 in the program contains a 1.5 metre (true thickness) intercept grading 47 g/t gold, indicating the possible discovery of a new high grade zone at Copperstone. The Footwall target is an exploration target located about 400 feet (122 metres) below the main Copperstone Fault in the central part of the open-pit. The fault hosting the Footwall mineralization appears roughly parallel to the Copperstone Fault.

Further detailed information, including maps, concerning this exciting development is available at www.americanbonanza.com/properties/copperstone/map_gallery/. Mr. Brian Kirwin, President & CEO stated, “This gold mineralization is not included in any existing resource estimate and demonstrates the exciting discovery potential at Copperstone.”

DETAILED INFORMATION

The Copperstone gold mineralization occurs within a package of sedimentary and volcanic rocks, in northwest striking, moderate to shallow dipping fault zones, principally the Copperstone Fault. Intensely sheared, altered and replaced rock characterizes the Copperstone Fault in the vicinity of the D-Zone. Alteration consisting of intense hematite and magnetite replacement, chloritization and silicification has been observed in the Copperstone Fault underground and is consistent with alteration visible in previous drilling and the current drilling from surface.

Gold mineralization is restricted to these fault zones, with little to no gold mineralization present in the wallrocks. Future exploration and development efforts will target these mineralized faults to follow up along strike and dip from the current results and previously drilled mineralization.

Drilling services are being provided by an international drilling contractor, Layne Christensen Company of Chandler, Arizona. The drilling and assaying are conducted under the supervision of Gregory French, CPG #10708, a Qualified Person as defined in Canadian National Instrument 43-101.

The surface program core is HQ size, equaling 2.625 inches in diameter and the underground core is NQ size, equaling 2 inches in diameter. The core samples are collected by Bonanza personnel at the drill for each drill hole. All of Bonanza’s facilities are secure, inside the fenced compound. The core is transported to Bonanza’s core processing facility on site at Copperstone by Bonanza personnel.

All core is logged for recovery and other geotechnical features, prior to being sawed lengthwise in half by Bonanza personnel. Individual core samples are selected on a geological basis to characterize the gold mineralization associated with various rock types, alteration types and structural horizons. Subsequent to sawing and sampling, the remaining half core is geologically logged and stored on site as reference samples.

Assay sample sizes average 4.8 pounds for the surface drilling, assay sample sizes average 5.1 pounds for the underground drilling. The core samples are bagged, labeled and tied at the Copperstone project site by Bonanza personnel. Geologic information is recorded on standardized sample description forms which included color, rock type, alteration, mineral species and abundance. Samples are stored in a secure facility at the Copperstone project site. Bonanza personnel transport the samples to America West Airlines’ airfreight desk at the Lake Havasu City, Arizona airport.

America West Airlines transport the samples to the airport in Reno, Nevada. There, representatives of American Assay Laboratories (AAL) in Sparks, Nevada receive the samples and take custody of the samples. AAL is ISO / IEC 17025 certified and has successfully completed Canadian proficiency testing (CCRMP).

At the AAL laboratory, the core samples are dried, crushed to –10 mesh, pulverized to –150 mesh, split to 1,000 gram pulps, and fire assayed for gold three times using 2-assay ton fire assay charges with a gravimetric finish. Reported gold grades are the average of these three assays for each sample. A total of 432 core samples and 745 reverse circulation samples from surface and 698 core samples from the underground drilling were assayed in triplicate. There is good correlation between the triplicate assays. All samples greater than 0.100 opt, standards, and blanks are routinely submitted to additional labs for verification. An additional 62 standards were inserted for assay for the drill holes announced here.

Check assays are routinely submitted to BSI-Inspectorate, Sparks, NV 5-assay ton gold analysis. BSI-Inspectorate is ISO 9002 certified. Bonanza personnel deliver the samples to the check labs.

Additional information about Bonanza can be obtained at: www.americanbonanza.com

AMERICAN BONANZA GOLD MINING CORP.

(signed) Brian Kirwin
President and Chief Executive Officer

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.

For further information call or write:
Catherine Tanaka, Investor Relations (604) 688-7523
American Bonanza Gold Mining Corp., Suite 1606-675 W. Hastings St., Vancouver, BC V6B 1N2